UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Milestone Pharmaceuticals Inc.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

59935V107

(CUSIP Number)

July 23, 2020

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 59935V107

1	Name of reporting persons. Boxer Capital, LLC
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. -0-
	6	Shared voting power. 1,777,194
	7	Sole dispositive power. -0-
	8	Shared dispositive power. 1,777,194

9	Aggregate amount beneficially owned by each reporting person. 1,777,194
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 7.2%*
12	Type of reporting person OO

*	Based on 24,625,188 Common Shares outstanding as of May 31, 2020, as set forth in the Issuer’s prospectus supplement filed with the US Securities and Exchange Commission on June 19, 2020.

CUSIP No. 59935V107

1	Name of reporting persons. Boxer Asset Management Inc.
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. -0-
	6	Shared voting power. 1,777,194
	7	Sole dispositive power. -0-
	8	Shared dispositive power. 1,777,194

9	Aggregate amount beneficially owned by each reporting person. 1,777,194
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 7.2%*
12	Type of reporting person CO

*	Based on 24,625,188 Common Shares outstanding as of May 31, 2020, as set forth in the Issuer’s prospectus supplement filed with the US Securities and Exchange Commission on June 19, 2020.

CUSIP No. 59935V107

1	Name of reporting persons. Joe Lewis
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. -0-
	6	Shared voting power. 1,777,194
	7	Sole dispositive power. -0-
	8	Shared dispositive power. 1,777,194

9	Aggregate amount beneficially owned by each reporting person. 1,777,194
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 7.2%*
12	Type of reporting person IN

*	Based on 24,625,188 Common Shares outstanding as of May 31, 2020, as set forth in the Issuer’s prospectus supplement filed with the US Securities and Exchange Commission on June 19, 2020.

CUSIP No. 59935V107

1	Name of reporting persons. MVA Investors, LLC
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. -0-
	6	Shared voting power. -0-
	7	Sole dispositive power. -0-
	8	Shared dispositive power. -0-

9	Aggregate amount beneficially owned by each reporting person. -0-
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 0%
12	Type of reporting person CO

CUSIP No. 59935V107

1	Name of reporting persons. Aaron I. Davis
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. -0-
	6	Shared voting power. -0-
	7	Sole dispositive power. -0-
	8	Shared dispositive power. -0-

9	Aggregate amount beneficially owned by each reporting person. -0-
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 0%
12	Type of reporting person IN

Item 1(a).	Name of Issuer:

Milestone Pharmaceuticals Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1111 Dr. Frederik-Philips Boulevard, Suite 420

Montreal, Quebec

Canada H4M 2X6

Item 2(a).	Name of Person Filing:

This Schedule 13G is jointly filed by Boxer Capital, LLC (“Boxer Capital”), Boxer Asset Management Inc. (“Boxer Management”), Joe Lewis, MVA Investors, LLC (“MVA Investors”) and Aaron I. Davis (collectively, the “Reporting Persons”). Boxer Management is the managing member and majority owner of Boxer Capital. Joe Lewis is the sole indirect beneficial owner of and controls Boxer Management. MVA Investors is the independent, personal investment vehicle of certain employees of Boxer Capital. Aaron I. Davis is a member of and has voting and dispositive power over securities held by MVA Investors.

Item 2(b).	Address of Principal Business Office, or, if none, Residence:

The principal business address of Boxer Capital, MVA Investors and Aaron I. Davis is: 11682 El Camino Real, Suite 320, San Diego, CA 92130. The principal business address of Boxer Management and Joe Lewis is: Cay House, EP Taylor Drive N7776, Lyford Cay, New Providence, Bahamas.

Item 2(c).	Citizenship:

Boxer Capital and MVA Investors are limited liability companies organized under the laws of Delaware. Boxer Management is a corporation organized under the laws of the Bahamas. Joe Lewis is a citizen of the United Kingdom. Aaron I. Davis is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

Common Shares, no par value (the “Common Shares”)

Item 2(e).	CUSIP Number:

59935V107

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

Boxer, Boxer Management and Joe Lewis beneficially own 1,777,194 Common Shares. As of the date hereof, MVA Investors and Aaron I. Davis own 0 Common Shares.

(b)	Percent of class:

The number of Common Shares beneficially owned by the Reporting Persons represent 7.2% of the Issuer’s outstanding Common Shares (based on 24,625,188 Common Shares outstanding as of May 31, 2020, as set forth in the Issuer’s prospectus supplement filed with the US Securities and Exchange Commission on June 19, 2020).

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

None of the Reporting Persons has sole power to vote or to direct the vote of any Common Shares.

(ii)	Shared power to vote or to direct the vote:

Boxer Capital, Boxer Management and Joe Lewis have shared power to vote or to direct the vote of the 1,777,194 Common Shares they beneficially own.

(iii)	Sole power to dispose or to direct the disposition of:

None of the Reporting Persons has sole power to dispose or to direct the disposition of any Common Shares.

(iv)	Shared power to dispose or to direct the disposition of:

Boxer Capital, Boxer Management and Joe Lewis have shared power to dispose or to direct the disposition of the 1,777,194 Common Shares they beneficially own.

Item 5.	Ownership of Five Percent or Less of a Class.

Solely with respect to MVA Investors and Aaron I. Davis:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Only Boxer Capital has the right to receive dividends and the proceeds from the sale of the Common Shares held by Boxer Capital.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

(c) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Exhibits

1	Joint Filing Agreement, dated August 3, 2020, among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 3, 2020

BOXER CAPITAL, LLC

By:	/s/ Aaron I. Davis
Name:	Aaron I. Davis
Title:	Authorized Signatory

BOXER ASSET MANAGEMENT INC.

By:	/s/ Jason Callender
Name:	Jason Callender
Title:	Director

JOSEPH C. LEWIS

/s/ Joseph C. Lewis
Joseph C. Lewis, Individually

MVA INVESTORS, LLC

By:	/s/ Aaron I. Davis
Name:	Aaron I. Davis
Title:	Authorized Signatory

AARON I. DAVIS

By:	/s/ Aaron I. Davis
Aaron I. Davis, Individually